Registration No.333-103599

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

STORA ENSO OYJ
(Exact name of issuer of deposited securities as specified in its charter)

Stora Enso Corporation
(Translation of issuer’s name into English)

Republic of Finland
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS,
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250 8500
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Deutsche Bank Trust Company Americas
ADR Department
60 Wall Street
New York, New York 10005
(212) 250 8500
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
ADR Department
60 Wall Street
New York, New York 10005
(212) 250 8500

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Series R Share, without nominal value, of Stora Enso Oyj	n/a	n/a	n/a	n/a

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Supplemental Agreement No. 2 to Deposit Agreement filed as Exhibit (a)(1) to this Registration Statement and incorporated herein by reference.

PART I
INFORMATION REQUIRED IN PROSPECTUS
CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus
1. Name of depositary and address of its principal executive office	Face of Receipt, Introductory article

2. Title of Receipts and identity of deposited securities Terms of Deposit:	Face of Receipt, Top center

(i) The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

(ii) The procedure for voting, if any, the deposited securities	Reverse of Receipt, Paragraph (16) and (17)

(iii) The collection and distribution of dividends	Reverse of Receipt, Paragraph (14)

(iv) The transmission of notices, reports and proxy soliciting material	Face of Receipt, Paragraph (13) Reverse of Receipt, Paragraph (16)

(v) The sale or exercise of rights	Reverse of Receipt, Paragraphs (14) and (16)

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, Paragraphs (3) and (6) Reverse of Receipt, Paragraphs (14) and (18)

(vii) Amendment, extension or termination of the deposit arrangements	Reverse of Receipt, Paragraphs (22) and (23) (no provision for extensions)

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt, Paragraph (13)

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt, Paragraphs (2), (3), (4), (6), (7), (9) and (10)

(x) Limitation upon the liability of the depositary	Reverse of Receipt, Paragraph (16)

3. Fees and charges which may be imposed directly or indirectly against holders of Receipts	Face of Receipt, Paragraph (10)

Item 2. AVAILABLE INFORMATION	Face of Receipt, Paragraph (13)

The Company shall publish on its web site (www.storaenso.com) on an ongoing basis certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Exchange Act.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Form of Supplemental Agreement No. 2 to Deposit Agreement, dated as of December , 2007, by and among Stora Enso Oyj (the “Company”), Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed herewith as Exhibit (a)(1).

(a)(2)
Form of Supplemental Agreement to Deposit Agreement, dated as of January 20, 2004, by and among Stora Enso Oyj (the “Company”), Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder- Previously filed and incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (Reg. No. 333-103599), filed with the Commission on January 21, 2004.

(a)(2)
Deposit Agreement, dated as of August 24, 2000, by and among Stora Enso Oyj, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-103599), filed with the Commission on March 5, 2003.

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. - Not Applicable.

(d)
Opinion counsel to the Depositary as to the legality of the securities being registered. - Previously filed and incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (Reg. No. 333-103599), filed with the Commission on January 21, 2004.

(e)	Certification under Rule 466. - Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, dated as of August 24, 2000 as supplemented and amended from time to time by and among Stora Enso Oyj, Deutsche Bank Trust Company Americas, as successor depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that is has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York,on January 4, 2008.

Legal entity created by the Deposit Agreement as supplemented and amended from time to time, for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one Series R Share without nominal value, of Stora Enso Oyj.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/James Kelly
Name: James Kelly
Title: Vice President

By:	/s/Susan Hayashi
Name: Susan Hayashi
Title: Director

Pursuant to the requirements of the Securities Act of 1933, Stora Enso Corporation has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Helsinki, Finland, on December 31, 2007.

STORA ENSO CORPORATION

By:	/s/ Jyrki Kurkinen
Name: Jyrki Kurkinen
Title: Chief Counsel, Senior Vice President, Legal Affairs

By:	/s/ Jari Suvanto
Name: Jari Suvanto
Title: Legal Counsel

Each person whose signature appears below constitutes and appoints Jyrki Kurkinen and Jari Suvanto, and each of them severally, his or her true and lawful attorney-in-fact with full power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 31, 2007.

Name	Title

/s/ Jouko Karvinen Jouko Karvinen	Chief Executive Officer

/s/ Hannu Ryöppönen Hannu Ryöppönen	Deputy Chief Executive Officer and Chief Financial Officer

/s/ Claes Dahlbäck Claes Dahlbäck	Chairman, Director

Ilkka Niemi	Vice Chairman, Director

/s/ Gunnar Brock Gunnar Brock	Director

Lee A. Chaden	Director

Dominique Hériard Dubreuil	Director

/s/ Birgitta Kantola Birgitta Kantola	Director

/s/ Jan Sjöqvist Jan Sjöqvist	Director

/s/ Matti Vuoria Matti Vuoria	Director

/s/ Marcus Wallenberg Marcus Wallenberg	Director

/s/ Peter Mersmann Peter Mersmann	Senior Vice President, Marketing and Sales (Authorized Representative in the United States)

INDEX TO EXHIBITS

Exhibit Number

(a)(1)
Form of Supplemental Agreement No. 2 to Deposit Agreement, dated as of December , 2007, by and among Stora Enso Oyj (the “Company”), Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder

(e)	Rule 466 Certification.